[LOGO of AmericanDG Energy]

February 13, 2007

Via EDGAR

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
American DG Energy Inc.
Form 10-SB
File No. 0-52294

Dear Mr. Owings:

        The purpose of this letter is to respond to your letter of January 31, 2007 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We are concurrently filing Amendment No. 4 to Form 10-SB (the "Amended 10-SB").

  The Role of Distributed Generation, page 5

1.
We note your response to comment 3 in our letter of January 5, 2007. You state that "on occasion" you may become independent from the electric utility grid and require no connection to the grid. Please discuss under what circumstances this would occur and the frequency.

Response: As discussed with the staff, the sections entitled "The Role of Distributed Generation," "The Distributed Generation Market Opportunity" and "Business Description" have been replaced.

2.
In this regard, it is unclear what the advantages are of your system running in parallel to the utility system. Why would the customer invest in your system if they continue to need the electric grid? Please discuss, clearly indicating whether your system as designed was intended to run in parallel to the utility system or to stand alone.

Response: As discussed with the staff, the sections entitled "The Role of Distributed Generation," "The Distributed Generation Market Opportunity" and "Business Description" have been replaced.

  "There has been a significant deficiency in our financial controls and procedures," page 16

3.
We note your response to Comment 4 in our letter of January 5, 2007. Mitigating language is not appropriate in a risk factors section. Accordingly, please eliminate the last two sentences of the first paragraph and the second paragraph of this risk factor. Also, as previously requested, please revise this caption to describe the potential risks of this deficiency.

Response: We have deleted the language requested on page 17 and have revised the caption to read as follows:

"There has been a significant deficiency in our financial controls and procedures, which could harm our operating results or cause us to fail to meet our reporting obligations."

We have also added the following language under the risk factor:

"Any failure to implement effective internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock, and may require us to incur additional costs to improve our internal control system".

4.
Please review your risk factor captions to ensure they describe the risks, rather than state facts that give rise to the risks. For example, "We do not intend to pay cash dividends" does not explain the risk. Please revise as necessary.

Response: We have revised the following risk factor captions. Brackets denote deleted text and capitalized letters denote added text.

[The deregulation of utilities is important to the success of our business, but it is still incomplete, with varying degrees of implementation across different regions of the country.]

BECAUSE UNFAVORABLE UTILITY REGULATIONS CAN MAKE THE INSTALLATION OF OUR SYSTEMS MORE DIFFICULT OR UNECONOMIC, ANY SLOWDOWN IN THE UTILITY DEREGULATION PROCESS WOULD BE AN IMPEDIMENT TO THE GROWTH OF OUR BUSINESS.

[There are unproven aspects of our business model, and our business model may not be successful.]

OUR ONSITE UTILITY CONCEPT IS LARGELY UNPROVEN AND MAY NOT BE ACCEPTED BY A SUFFICIENT NUMBER OF CUSTOMERS.

[Prospective customers may be slow to outsource their service functions due to internal pressures from facilities management personnel.]

WE MAY FAIL TO MAKE SALES TO CERTAIN PROSPECTIVE CUSTOMERS BECAUSE OF RESISTANCE FROM FACILITIES MANAGEMENT PERSONNEL TO THE OUTSOURCING OF THEIR SERVICE FUNCTION.

Future government regulations, SUCH AS INCREASED EMISSIONS STANDARDS, SAFETY STANDARDS AND TAXES, may adversely impact the economics of our business.

BECAUSE we do not intend to pay cash dividends, OUR STOCKHOLDER WILL RECEIVE NO CURRENT INCOME FROM HOLDING OUR STOCK.

We have limited historical operating results upon which to base projections of future financial performance, MAKING IT DIFFICULT FOR PROSPECTIVE INVESTORS TO ASSESS THE VALUE OF OUR STOCK.

* * * * * * * * * *

Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,
AMERICAN DG ENERGY INC.
/s/ ANTHONY S. LOUMIDIS
By:	Anthony S. Loumidis Chief Financial Officer

cc:  Anita Karu, Attorney-Advisor